JEFFERIES FINANCIAL SERVICES, INC.

(SEC I.D No. 026-00164)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2023
AND
INDEPENDENT AUDITORS' REPORT

******

Filed pursuant to Rule 18a-7(d)(2) under the Securities Exchange Act of 1934
and Regulation 23.105(e) under the Commodity Exchange Act
as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
026-00164

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/1/2022 (MM/DD/YY) AND ENDING 11/30/2023 (MM/DD/YY)

A.REGISTRANT IDENTIFICATION

NAME OF FIRM: Jefferies Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☑ Security-based swap dealer ☐ Major security-based swap participant

☑ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

520 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew White	(201) 761-8976	awhite@jefferies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	# 34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Andrew White, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Jefferies Financial Services, Inc., as of and for the year ended November 30, 2023, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

Catherine L. Caldeira
Notary Public

Catherine L. Caldeira
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CA6277851
Qualified in Kings County
Commission Expires August 8, 2025

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to statement of financial condition.

☐ (c) Statement of operations

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholder's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
Tel: +1 212-492-4000
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of Jefferies Financial Services, Inc.

We have audited the accompanying statement of financial condition of Jefferies Financial Services, Inc. (the "Company"), as of November 30, 2023, and the related notes to the statement of financial condition (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

January 26, 2024

JEFFERIES FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AT NOVEMBER 30, 2023
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$	1,675,255
Financial instruments owned, at fair value		1,546,594
Securities purchased under agreements to resell		385,025
Receivables:		
Brokers, dealers and clearing organizations		628,334
Fees, interest and other		11,937
Due from affiliates		1,273
Premises and equipment		111
Other assets		8,150
Total assets	$	4,256,679

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Financial instruments sold, not yet purchased, at fair value	$	2,039,809
Securities loaned		73,171
Securities sold under agreements to repurchase		65,032
Payables:		
Brokers, dealers and clearing organizations		972,580
Due to Parent and affiliates		283,628
Accrued expenses and other liabilities		12,338
Total liabilities		3,446,558
Subordinated liabilities		400,000
Stockholder's equity:		
Class A common stock, $2 par value; authorized, issued and outstanding 1,000 shares		2
Additional paid-in-capital		490,371
Retained deficit		(80,252)
Total stockholder's equity		410,121
Total liabilities and stockholder's equity	$	4,256,679

See accompanying notes to Statement of Financial Condition.

JEFFERIES FINANCIAL SERVICES, INC.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies Financial Services, Inc. ("the Company") is a wholly owned subsidiary of Jefferies Financial Group Inc. ("Jefferies" or the "Parent"), a diversified holding company incorporated in the state of New York and engaged in a variety of businesses. The Company, a registered swap dealer with the Commodity Futures Trading Commission ("CFTC"), is subject to the CFTC's regulatory capital requirements and holds regulatory capital in excess of the minimum regulatory requirement. Additionally, the Company is registered as a security-based swap dealer with the Securities Exchange Commission ("SEC") and is subject to the SEC's security-based swap dealer regulatory rules. Further, the Company is registered with the SEC as an Over-the-Counter ("OTC") derivatives dealer, and is subject to compliance with the SEC's net capital requirements. As a security-based swap dealer and swap dealer, the Company is subject to the net capital requirements of the SEC, CFTC and the National Futures Association ("NFA"), as a member of the NFA.

The Company operates and is managed as a single reportable business segment, Capital Markets. The Company transacts as a dealer in swap and security-based swap transactions with clients and counterparties. The Company is dependent on Jefferies LLC, a registered broker-dealer and subsidiary of the Parent, and Jefferies LLC employees provide the trade support, execution and settlement for transactions related to the Company's swaps business.

Basis of Presentation — The accompanying Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require management to make a number of estimates and assumptions that may affect the amounts reported in the Statement of Financial Condition and accompanying notes. The most important of these estimates and assumptions relate to fair value measurements, related party transactions, compensation and benefits, the ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2023 through the date this Statement of Financial Condition was issued, and determined there were no events or transactions during such period requiring recognition or disclosure in this Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents include highly liquid investments, including money market funds, not held for resale with original maturities of three months or less.

Financial Instruments and Fair Value — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value as required by accounting pronouncements. These instruments primarily represent the Company's trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities at the reported date. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 — Pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable at the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments for which fair values have been derived using model inputs that are directly observable in the market, or can be derived principally from, or corroborated by, observable market data, and instruments that are fair valued by using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability at the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current at the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based on the best available information, taking into account the types of financial instruments, current financial information, restrictions (if any) on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is traded and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. The degree of judgment exercised in determining fair value is greatest for instruments categorized within Level 3.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivables from and payables to brokers, dealers and clearing organizations include deposits of cash and/or securities with exchange clearing organizations to meet margin requirements, amounts due to or from clearing organizations for daily variation settlements, receivables and payables for fees and commissions and net receivables or payables arising from unsettled security transactions.

Credit Losses on Financial Assets Measured at Amortized Cost — Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases and decreases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration forecasts of expected future economic conditions. In evaluating secured financing receivables (reverse repurchase agreements, securities borrowing arrangements and margin loans), the underlying collateral maintenance provisions are taken into consideration. The underlying contractual collateral maintenance for significantly all of the Company's secured financing receivables requires that the counterparty continually adjust the collateralization amount, securing the credit exposure on these contracts. Collateralization levels for the Company's secured financing receivables are initially established based on the counterparty, the type of acceptable collateral that is monitored daily and adjusted to mitigate the potential of any credit losses. Credit losses are not recognized for secured financing receivables where the underlying collateral's fair value is equal to or exceeds the asset's amortized cost basis. In cases where the collateral's fair value does not equal the or exceed the amortized cost basis, the allowance for credit losses, if any, is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company's receivables from brokers, dealers, and clearing organizations include deposits of cash with exchange clearing organizations to meet margin requirements, amounts due from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions, and receivables arising from unsettled securities or loan transactions. These receivables generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As such, generally, no allowance for credit losses is held against these receivables.

For all other financial assets measured at amortized cost, the Company estimates expected credit losses over the financial assets' life as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in the which the Company is the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Company's Statement of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repos are presented in the Statement of Financial Condition on a net basis by counterparty, where permitted by U.S. GAAP. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements — To manage the Company's exposure to credit risk associated with its derivative activities and securities financing transactions, the Company may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party.

Under the Company's ISDA master netting agreements, it typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

Refer to Note 5, Derivative Financial Instruments and Note 6, Collateralized Transactions for further information.

Intangible Assets — An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If it is concluded otherwise, the Company is required to perform a quantitative impairment test.

Intangible assets are included in Other assets in the Statement of Financial Condition. The Company's annual indefinite-lived intangible asset impairment testing date is August 1st. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Refer to Note 8, Intangible Assets for further information.

Income Taxes — The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Parent. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions using a two-step process: (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. The Company believes that any other matters for which it has determined a loss to be probable and reasonably estimable are not material to the Statement of Financial Condition.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Statement of Financial Condition. In addition, management believes that any amount of potential loss or range of potential loss in excess of what has been provided in the Statement of Financial Condition that could be reasonably estimated is not material.

Recent Accounting Developments

Accounting Standards to be Adopted in Future Periods

Segment Reporting. In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07 ("ASU 2023-07"), Improvements to Reportable Segment Disclosures. The guidance primarily will require enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, with early adoption permitted, and are to be applied on a retrospective basis. The Company is evaluating the impact of the standard on its segment reporting disclosures.

Income Taxes. In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), Improvements to Income Tax Disclosures. The guidance is intended to improve income tax disclosure requirements by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and is required to be applied prospectively with the option of retrospective application. The Company is evaluating the impact of the standard on its income tax disclosures.

3. **CASH AND CASH EQUIVALENTS**

Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash at November 30, 2023 are as follows (in thousands):

Cash in banks	$	487,255
Money market investments		1,188,000
Total cash and cash equivalents	$	1,675,255

4. FAIR VALUE DISCLOSURES

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at November 30, 2023, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 943,469	$ 7	$ 1,209	$ —	$ 944,685
U.S. government securities	216,331	—	—	—	216,331
Derivatives	—	3,592,486	20,850	(3,227,758)	385,578
Total financial instruments owned	$ 1,159,800	$ 3,592,493	$ 22,059	$ (3,227,758)	$ 1,546,594
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 625,221	$ —	$ —	$ —	$ 625,221
Corporate debt securities	—	438,598	—	—	438,598
U.S. government securities	296,475	—	—	—	296,475
Derivatives	—	3,153,690	59,323	(2,533,498)	679,515
Total financial instruments sold, not yet purchased	$ 921,696	$ 3,592,288	$ 59,323	$ (2,533,498)	$ 2,039,809

(1) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange-Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 of the fair value hierarchy, otherwise they are categorized within Level 2 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied.

- Non-Exchange-Traded Equity Securities: Non-exchange-traded equity securities are measured, where available using broker quotations, pricing data from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity securities are categorized within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (*e.g.*, issuer market capitalization, yield, dividend rate, geographical concentration).

Corporate Debt Securities

- Investment Grade Corporate Bonds: Investment grade corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed from recently executed market transactions and bond spreads. Investment grade corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques may be used. Investment grade corporate bonds measured using alternative valuation techniques are categorized within Level 2 or Level 3 of the fair value hierarchy.

- High Yield Corporate and Convertible Bonds: All of the Company's high yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed from recently executed market transactions of institutional size.

U.S. Government Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market or consensus pricing services. Exchange quotes and/or valuation inputs are generally obtained from external vendors and pricing services. Broker quotes are validated directly through observable and tradeable quotes. Listed derivative contracts that use exchange close prices are generally categorized within Level 1 of the fair value hierarchy. All other listed derivative contracts are generally categorized within Level 2 of the fair value hierarchy.

- Over-the-Counter ("OTC") Derivative Contracts: OTC derivative contracts are generally valued using models, whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current transaction. Where available, valuation inputs are calibrated from observable market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

  OTC options include OTC equity, foreign exchange and interest rate options measured using various valuation models, such as Black-Scholes, with key inputs including the underlying security price, foreign exchange spot rate, implied volatility, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts including the valuations of the Company's interest rate swaps, which incorporate observable inputs related to interest rate curves, and valuations of the Company's foreign exchange forwards, which incorporate observable inputs related to foreign currency spot rates and forward curves.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at November 30, 2023

The table below presents information on the valuation technique, significant unobservable input and its range for the Company's financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of the unobservable input could differ significantly across different firms given the range of products across different firms in the financial services sector. The range of the input presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments; rather, the range of the input is reflective of the differences in the underlying characteristics of the financial instruments in the category.

The Company has provided a weighted average of the input allocated based on the fair values of the financial instruments comprising the category. The Company does not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of its Level 3 fair values. The range and weighted average are driven by the individual financial instruments within the category and their relative distribution in the population. The disclosed input when compared with the inputs as disclosed in other periods should not be expected to necessarily be indicative of changes in the Company's estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

Financial Instruments Sold	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range	Weighted Average
Corporate equity securities	$ 1,209				
Non-exchange-traded securities		Market approach	Price	$0.4	—
Derivatives	$ 20,850				
Embedded options		Market approach	Basis points upfront	8.9 - 25.5	17.8
Equity options		Volatility benchmarking	Volatility	60%	—
Financial Instruments Sold, Not Yet Purchased					
Derivatives	$ 59,323				
Embedded options		Market approach	Basis points upfront	0.4 - 25.5	17.9
Equity options		Volatility benchmarking	Volatility	31% - 87%	42%

Uncertainty of Fair Value Measurement from Use of Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the uncertainty of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Corporate equity securities and certain derivatives using a market approach valuation technique. A significant increase (decrease) in the price of non-exchange-traded securities would result in a significantly higher (lower) fair value measurement. Depending on whether we are a receiver or (payer) of basis points upfront, a significant increase in basis points would result in a significant increase (decrease) in the fair value measurement of options.

- Derivative equity options using volatility benchmarking. A significant increase (decrease) in volatility would result in a significantly higher (lower) fair value measurement.

Financial Instruments Not Measured at Fair Value

Certain of the Company's financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include Cash and cash equivalents and would generally be presented within Level 1 of the fair value hierarchy.

Receivables – Brokers, dealers and clearing organizations, Receivables – Fees, interest and other, Receivables – Due from affiliates, Payables – Brokers, dealers and clearing organizations and Payables – Due to Parent and affiliates, are accounted for at cost plus accrued interest rather than fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities purchased under agreements to resell, or sold under repurchase agreements and future purchases and sales of foreign currencies. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on the Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value in the Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased, net of cash paid or received under credit support agreements and on a net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. The Company enters into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. (See Note 4, Fair Value Disclosures and Note 11, Commitments and Guarantees for additional disclosures about derivative financial instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies.

In connection with its derivative activities, the Company may enter into ISDA master netting agreements or similar agreements with counterparties. See Note 2, Significant Accounting Policies for additional information regarding the offsetting of derivative contracts.

The following table presents the fair value and related number of derivative contracts at November 30, 2023 categorized by type of derivative contract and the platform on which these derivatives are transacted. The fair value of assets/liabilities represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged. The following table also provides information regarding (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Statement of Financial Condition as appropriate under U.S. GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands, except contract amounts).

	November 30, 2023 (1)			
	Assets		Liabilities	
	Fair Value	Number of Contracts (2)	Fair Value	Number of Contracts (2)
Equity contracts:				
Exchange-traded	$ 330,700	58,115	$ 92,026	153,349
Bilateral OTC	662,069	6,786	870,854	7,065
Interest rate contracts:				
Exchange-traded	—	50,494	—	47,689
Cleared OTC	1,131,568	4,006	1,127,326	3,991
Bilateral OTC	1,386,038	369	1,019,672	297
Foreign exchange contracts:				
Bilateral OTC	64,963	4,289	63,748	3,871
Credit contracts:				
Cleared OTC	37,998	96	37,914	80
Bilateral OTC	—	—	1,473	15
Total gross derivative assets/liabilities:				
Exchange-traded	330,700		92,026	
Cleared OTC	1,169,566		1,165,240	
Bilateral OTC	2,113,070		1,955,747	
Amounts offset in the Statement of Financial Condition (3):				
Exchange-traded	(91,708)		(91,708)	
Cleared OTC	(1,165,240)		(1,165,240)	
Bilateral OTC	(1,970,810)		(1,276,550)	
Net amounts per Statement of Financial Condition (4)	$ 385,578		$ 679,515	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.
(2) Number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/Payables to brokers, dealers and clearing organizations in the Statement of Financial Condition.
(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.
(4) The Company has not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in the Statement of Financial Condition.

OTC Derivatives. The table below sets forth by remaining contract maturity the fair value of OTC derivative assets and liabilities at November 30, 2023 (in thousands):

	OTC Derivative Assets (1) (2) (3)				
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting (4)	Total
Equity options and forwards	$ 132,058	$ 949	$ —	$ (43,059)	$ 89,948
Credit default swaps	—	229	—	(145)	84
Total return swaps	71,578	111,825	—	(2,437)	180,966
Foreign currency swaps and forwards	16,331	8,652	—	—	24,983
Interest rate swaps, options and forwards	200,752	650,053	440,942	(162,737)	1,129,010
Total	$ 420,719	$ 771,708	$ 440,942	$ (208,378)	1,424,991
Cross-product counterparty netting					(38,701)
Total OTC derivatives assets included in Financial instruments owned					$ 1,386,290

(1) At November 30, 2023, the Company held exchange-traded derivative assets with a fair value of $239.0 million, which are not included in this table.

(2) OTC derivative assets in the table above are gross of collateral received. OTC derivative assets are recorded net of collateral received in the Statement of Financial Condition. At November 30, 2023, cash collateral received was $1.24 billion.

(3) Derivative fair values include counterparty netting within product category.

(4) Amounts represent the netting of receivable balances with payable balances for the same counterparty within product category across maturity categories.

	OTC Derivative Liabilities (1) (2)(3)				
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting (4)	Total
Equity options and forwards	$ 8,792	$ 304,830	$ 6,756	$ (43,059)	$ 277,319
Credit default swaps	743	729	145	(145)	1,472
Total return swaps	56,293	148,525	—	(2,437)	202,381
Foreign currency swaps and forwards	15,316	8,452	—	—	23,768
Interest rate swaps, options and forwards	100,624	468,042	352,474	(162,737)	758,403
Total	$ 181,768	$ 930,578	$ 359,375	$ (208,378)	1,263,343
Cross-product counterparty netting					(38,701)
Total OTC derivatives liabilities included in Financial instruments sold, yet not purchased					$ 1,224,642

(1) At November 30, 2023, the Company held exchange-traded derivative liabilities with a fair value of $0.3 million, which are not included in this table.
(2) OTC derivative liabilities in the table above are gross of collateral received. OTC derivative liabilities are recorded net of collateral pledged in the Statement of Financial Condition. At November 30, 2023, cash collateral pledged was $545.4 million
(3) Derivative fair values include counterparty netting within product category.
(4) Amounts represent the netting of receivable balances with payable balances for the same counterparty within product category across maturity categories.

The following table presents the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets at November 30, 2023 (in thousands):

Counterparty credit quality (1):	
A- or higher	$ 477,015
BBB- to BBB+	612,749
BB+ or lower	203,971
Unrated	92,555
Total	$ 1,386,290

(1) The Company utilizes internal credit ratings determined by its Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Related Derivative Contracts

The external credit ratings of the underlyings or referenced assets for the Company's written credit related derivative contracts (in millions):

| | November 30, 2023 | | |
| | External Credit Rating | | |
	Investment Grade	Non-investment Grade	Total Notional
Credit protection sold:			
Index credit default swaps	$ 1,451.5	$ 593.9	$ 2,045.4

Contingent Features

Certain of the Company's derivative instruments contain provisions that require its debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the Parent's debt were to fall below investment grade, it would be in violation of these provisions and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on the Company's derivative instruments in liability positions. The following table presents the aggregate fair value of all derivative instruments with such credit-risk-related contingent features that are in a liability position, the collateral amounts the Company has posted or received in the normal course of business and the potential collateral it would have been required to return and/or post additionally to its counterparties if the credit-risk-related contingent features underlying these agreements were triggered (in millions):

	November 30, 2023
Derivative instrument liabilities with credit-risk-related contingent features	$ 130.9
Collateral posted	(91.7)
Collateral received	71.0
Return of and additional collateral required in the event of a credit rating downgrade below investment grade (1)	110.2

(1) These potential outflows include initial margin received from counterparties at the execution of the derivative contract. The initial margin will be returned if counterparties elect to terminate the contract after a downgrade.

6. COLLATERALIZED TRANSACTIONS

The Company's repurchase agreements and securities lending arrangements are generally recorded at cost in the Statement of Financial Condition, which is a reasonable approximation of their fair values due to their short-term nature. The Company monitors its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company pledges securities as collateral under these secured arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral.

The following tables set forth the carrying value of securities lending arrangements and repurchase agreements by class of collateral pledged and remaining contractual maturity at November 30, 2023 (in thousands):

Collateral Pledged:	Securities Lending Arrangements	Repurchase Agreements	Total
Corporate equity securities	$ 73,171	$ —	$ 73,171
U.S. government and federal agency securities	—	65,032	65,032
Total	$ 73,171	$ 65,032	$ 138,203

	Contractual Maturity				
	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 73,171	$ —	$ —	$ —	$ 73,171
Repurchase agreements	65,032	—	—	—	65,032
Total	$ 138,203	$ —	$ —	$ —	$ 138,203

The Company receives securities as collateral under securities lending arrangements and resale agreements. In many instances, the Company is permitted by contract to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, satisfy margin requirements on derivative transactions or cover short positions.

Offsetting of Securities Financing Agreements

To manage the Company's exposure to credit risk associated with securities financing transactions, it may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master repurchase agreements. See Note 2, Significant Accounting Policies for additional information regarding the offsetting of securities financing agreements.

The following table provides information regarding repurchase agreements and securities lending arrangements that are recognized in the Statement of Financial Condition and (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Statement of Financial Condition as appropriate under U.S. GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands):

	Gross Amounts	Netting in Statement of Financial Condition	Net Amounts in Statement of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount
November 30, 2023						
Assets						
Reverse repurchase agreements	$ 385,025	$ —	$ 385,025	$ (65,023)	$ (319,946)	$ 56
Liabilities						
Securities lending arrangements	$ 73,171	$ —	$ 73,171	$ —	$ (73,171)	$ —
Repurchase agreements	65,032	—	65,032	(65,023)	—	9

(1) Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by a counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

(2) Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities lending arrangements.

7. **RECEIVABLES FROM, AND PAYABLES TO, BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

The following is a summary of the major categories of receivables from, and payables to, brokers, dealers and clearing organizations at November 30, 2023 (in thousands):

	Receivables	Payables
Trades in process of settlement, net	$ 65,921	$ —
Margin	413,257	819,702
Clearing organizations	104,043	128,407
Other	45,113	24,471
Total	$ 628,334	$ 972,580

8. INTANGIBLE ASSETS

Intangible assets are included in Other assets in the Statement of Financial Condition. The Company has a swap dealer registration of $1.4 million at November 30, 2023, which is included in identifiable intangible assets.

The Company performed its annual impairment testing of intangible assets with an indefinite useful life, which consists of its swap dealer registration, at August 1, 2023. The Company elected to perform qualitative assessments of its swap dealer registration. In applying the qualitative assessments, the Company concluded that it is not more likely than not this registration is impaired.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At November 30, 2023, the Company has outstanding borrowings of $400.0 million from the Parent under a cash subordinated loan agreement. This agreement matures on October 31, 2031, bears interest at a rate of 3.25% per annum and automatically extends for additional one year periods, unless specified actions are taken prior to the maturity date by the Company or Parent.

Amounts borrowed by the Company under the subordinated loan agreement have been approved by the SEC, and therefore, qualify as capital in computing net capital under SEC Rule 18a-1 (Net Capital) under the Act. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. INCOME TAXES

The Company's results of operations are included in the consolidated Federal and applicable state combined or unitary income tax returns filed by the Parent. The Company accounts for income taxes using the separate return method with benefits-for-loss. The Parent will reimburse the Company for losses irrespective of whether the Company would utilize losses on a separate return basis. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

In August 2022, the Inflation Reduction Act was signed into law. The Inflation Reduction Act imposes a corporate alternative minimum tax ("CAMT") of 15% on corporations with three-year average annual adjusted financial statement income exceeding $1.0 billion, as well as a 1% excise tax on corporate stock repurchases made after December 31, 2022. CAMT became applicable to the Company beginning December 1, 2023. The Company is continuing to evaluate the impact of this new tax but does not expect a material impact on its tax provision for the year ended November 30, 2024.

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	November 30, 2023
Deferred tax assets:	
Bad debt reserve	$ 7,052
Other assets	44
Total deferred tax assets	7,096
Deferred tax liabilities:	
Other liabilities	368
Total deferred tax liabilities	368
Net deferred tax asset, included in Other assets	$ 6,728

Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset and therefore, no valuation allowance is required at November 30, 2023.

At November 30, 2023, the Company has not recorded any material unrecognized tax benefits.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2020
New Jersey	2018
New York State	2011
New York City	2011

11. GUARANTEES

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. Such derivative contracts include written foreign currency options and written equity put options. On certain of these contracts, such as foreign currency options, the maximum payout on these contracts cannot be quantified since the increase in foreign currency rates are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2023 (in millions):

| | | | Expected Maturity Date | | | |
Guarantee Type:	2024	2025	2026 and 2027	2028 and 2029	2030 and Later	Total Notional
Derivative contracts - non-credit related	$ 7,857.9	$ 16,740.6	$ 9,291.0	$ —	$ —	$ 33,889.5
Total derivative contracts	$ 7,857.9	$ 16,740.6	$ 9,291.0	$ —	$ —	$ 33,889.5

It is management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2023, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $365.1 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

12. RISK MANAGEMENT

Risk is an inherent part of the Company's business and activities. Risks are managed by the Risk Management group of the Company's Parent. Accordingly, the Company has a comprehensive risk management approach, with a formal governance structure and processes to identify, assess, monitor and manage risk. Principal risks involved in the Company's business activities include market, credit, operational and model risk.

Market Risk

Market risk is defined as the risk of loss due to fluctuations in the market value of financial assets and liabilities attributable to changes in market variables. Market risk is identified, measured, monitored and controlled by diversifying exposures, controlling position sizes, and establishing economic hedges in related securities or derivatives. The Company's market risk principally arises from underlying price, market liquidity, interest rates, credit spreads and foreign currency rates.

Counterparty Credit Risk

Counterparties to the Company's proprietary transactions are primarily institutional clients. Credit risk is the risk of loss due to adverse changes in a counterparty's credit worthiness or its ability or willingness to meet its financial obligations in accordance with the terms and conditions of a financial contract. The Company is exposed to credit risk as a trading counterparty to other broker-dealers and clients, as a holder of securities and as a member of exchanges and clearing organizations. Credit losses could arise should counterparties fail to perform under the terms of the contracts and the value of collateral, to the extent there is any, proves inadequate. The Company manages credit risk by dealing with creditworthy counterparties, monitoring net exposure to individual counterparties, monitoring compliance with established credit limits, and obtaining collateral where appropriate.

Concentration of Credit Risk

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in trading with a broad range of institutional clients. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company. From time to time the Company may have significant exposure to specific counterparties, but the Company monitors and manages its exposure and seeks to control its concentration of credit risk through a variety of reporting and control procedures described in preceding discussions of market and credit risk.

Operational Risk

Operational risk refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in its operating systems, business disruptions and inadequacies or breaches in its internal control processes. The Company's business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies. The Company relies primarily on its affiliate, Jefferies LLC, for operational support or services in connection with its swaps business. The Company does not have any employees. Jefferies LLC provides services to the Company under a service level agreement. As a result, from a practical perspective, the Company is wholly dependent on Jefferies LLC and its employees to run its swaps business. The Company's operational risk framework includes governance, collection of operational risk incidents, proactive operational risk management, and periodic review and analysis of business metrics to identify and recommend controls and process-related enhancements.

Model Risk

Model risk refers to the risk of losses resulting from decisions that are based on the output of models, due to errors or weaknesses in the design and development, implementation, or improper use of models. The Company uses quantitative models primarily to value certain financial assets and liabilities and to monitor and manage its risk. Model risk is a function of the model materiality, frequency of use, complexity and uncertainty around inputs and assumptions used in a given model. Robust model risk management is a core part of the Company's risk management approach and is overseen through its risk governance structure and risk management controls.

JEFFERIES FINANCIAL SERVICES, INC.

13. RELATED PARTY TRANSACTIONS

Balances with related parties reflected in the Statement of Financial Condition are set forth below (in thousands):

	November 30, 2023
Assets:	
Securities purchased under agreements to resell	$ 385,025
Receivables - Brokers, dealers and clearing organizations	444,860
Receivables - Fees, interest and other	1,905
Receivables - Due from affiliates	1,273
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 2,033
Securities loaned	73,171
Securities sold under agreements to repurchase	65,032
Payables - Brokers, dealers and clearing organizations	48,310
Payables - Due to Parent and affiliates	283,628
Accrued expenses and other liabilities	648

Trading, Clearance and Administrative Activities — Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash. The Company has entered into service level agreements with Jefferies LLC and securities clearing agreements with Jefferies LLC and Jefferies International Limited.

14. REGULATORY REQUIREMENTS

Net Capital

The Company is registered as an OTC derivatives dealer, a security-based swap dealer and a swap dealer and, accordingly, is subject to the net capital requirements of the SEC, CFTC and NFA. The Company is required to maintain minimum net capital, as defined under SEC Rule 18a-1, of not less than the greater of 2% of the risk margin amount, as defined, or $20 million. At November 30, 2023, the Company had net capital, as defined under such rules, of $348.5 million, which exceeded the SEC minimum regulatory capital requirement by $328.5 million. In addition, the Company is required to maintain minimum net capital, as defined under CFTC Regulation 23.101 of not less than the greater of 2% of the risk margin amount, as defined, or $20 million. At November 30, 2023, the Company had net capital, as defined under such rules, of $348.5 million, which exceeded the CFTC minimum regulatory capital requirement by $324.6 million.

In addition, advances to the Parent and its affiliates, capital distributions and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC, CFTC and NFA.

Customer Protection and Segregation Requirement

The Company does not engage in cleared swap and security-based swap activity on behalf of its counterparties. For its uncleared swap and security-based swap transactions with its counterparties where the Company is required to collect margin, the Company applies the segregation exemption pursuant to CFTC Regulation 23.701 and SEC Rule 18a-4(f)(2) and (3). Therefore, any margin collateral received and held by the Company with respect to uncleared swap and security-based swap transactions will not be subject to segregation requirements.

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